PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

1285 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-6064

TELEPHONE (212) 373-3000
FACSIMILE (212) 757-3990

LLOYD K. GARRISON   (1946-1991)
RANDOLPH E. PAUL   (1946-1956)
SIMON H. RIFKIND   (1950-1995)
LOUIS S. WEISS   (1927-1950)
JOHN F. WHARTON   (1927-1977)

1615 L STREET, NW
WASHINGTON, DC 20036-5694
TELEPHONE (202) 223-7300
FACSIMILE (202) 223-7420

FUKOKU SEIMEI BUILDING
2-2 UCHISAIWAICHO 2-CHOME
CHIYODA-KU, TOKYO 100-0011, JAPAN
TELEPHONE (81-3) 3597-8101
FACSIMILE (81-3) 3597-8120

ORIENTAL PLAZA, TOWER E3
SUITE 1205
NO. 1 EAST CHANG AN AVENUE
DONG CHENG DISTRICT
BEIJING, 100738
PEOPLE'S REPUBLIC OF CHINA
TELEPHONE (86-10) 8518-8828
FACSIMILE (86-10) 8518-2760/61

12TH FLOOR, HONG KONG CLUB BUILDING
3A CHATER ROAD, CENTRAL
HONG KONG
TELEPHONE (852) 2536-9933
FACSIMILE (852) 2536-9622

ALDER CASTLE
10 NOBLE STREET
LONDON EC2V 7JU, U.K.
TELEPHONE (44 20) 7367 1600
FACSIMILE (44 20) 7367 1650

WRITER'S DIRECT DIAL NUMBER

(212) 373-3309

WRITER'S DIRECT FACSIMILE

(212) 492-0309

WRITER'S DIRECT E-MAIL ADDRESS

rrusso@paulweiss.com

MARK H. ALCOTT
ALLAN J. ARFFA
ROBERT A. ATKINS
JOHN F. BAUGHMAN
LYNN B. BAYARD
DANIEL J. BELLER
MITCHELL L. BERG
MARK S. BERGMAN
BRUCE BIRENBOIM
H. CHRISTOPHER BOEHNING
RICHARD S. BORISOFF
HENK BRANDS
JOHN F. BREGLIO
RICHARD J. BRONSTEIN
PATRICK S. CAMPBELL*
JEANETTE K. CHAN
YVONNE Y.F. CHAN
DOUGLAS A. CIFU
LEWIS R. CLAYTON
JAY COHEN
KELLEY A. CORNISH
DOUGLAS R. DAVIS
JAMES M. DUBIN
LESLIE GORDON FAGEN
MARC FALCONE
PETER L. FELCHER
PETER E. FISCH
ROBERT C. FLEDER
MARTIN FLUMENBAUM
ANDREW J. FOLEY
HARRIS B. FREIDUS
KENNETH A. GALLO*
MICHAEL E. GERTZMAN
PAUL D. GINSBERG
ERIC S. GOLDSTEIN
ERIC GOODISON
CHARLES H. GOOGE, JR.
ANDREW G. GORDON
BRUCE A. GUTENPLAN
GAINES GWATHMEY, III
ALAN S. HALPERIN
CLAUDIA HAMMERMAN
GERARD E. HARPER
BRIAN S. HERMANN
ROBERT M. HIRSH
JOYCE S. HUANG
JEH CHARLES JOHNSON
MEREDITH J. KANE
ROBERTA A. KAPLAN
BRAD S. KARP
JOHN C. KENNEDY
ALAN W. KORNBERG
DANIEL J. KRAMER

DAVID K. LAKHDHIR
JOHN E. LANGE
DANIEL J. LEFFELL
MARTIN LONDON
JEFFREY D. MARELL
MARCO V. MASOTTI
EDWIN S. MAYNARD
TOBY S. MYERSON
JOHN E. NATHAN
ALEX YOUNG K. OH
JOHN J. O'NEIL
KELLEY D. PARKER
ROBERT P. PARKER*
MARC E. PERLMUTTER
MARK F. POMERANTZ
VALERIE E. RADWANER
CAREY R. RAMOS
CARL L. REISNER
WALTER RIEMAN
RICHARD A. ROSEN
ANDREW N. ROSENBERG
STEVEN B. ROSENFELD
PETER J. ROTHENBERG
RAPHAEL M. RUSSO
JEFFREY D. SAFERSTEIN
JEFFREY B. SAMUELS
DALE M. SARRO
TERRY E. SCHIMEK
KENNETH M. SCHNEIDER
ROBERT B. SCHUMER
JAMES H. SCHWAB
MICHAEL J. SEGAL
STEPHEN J. SHIMSHAK
DAVID R. SICULAR
MOSES SILVERMAN
STEVEN SIMKIN
JOSEPH J. SIMONS
MARILYN SOBEL
TARUN M. STEWART
AIDAN SYNNOTT
ROBYN F. TARNOFSKY
JULIA L. TARVER
JUDITH R. THOYER
DANIEL J. TOAL
MARK A. UNDERBERG
MARIA T. VULLO
LAWRENCE G. WEE
THEODORE V. WELLS, JR.
LISA YANO
JORDAN E. YARETT
ALFRED D. YOUNGWOOD
TONG YU

*NOT ADMITTED TO NEW YORK BAR.



05011550

September 28, 2005



Securities and Exchange Commission
100 F Street, Northeast
Washington, DC 20549
Attention: Filing Desk

Swiss Reinsurance Company
File No. 82-4248

Ladies and Gentlemen:

Enclosed on behalf of Swiss Reinsurance Company (the "Company") is a copy of the Company's Disclosure notification in accordance with Article 20 of the Swiss Stock Exchange Act, dated September 19, 2005. This item is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please feel free to call me at (212) 373-3309 if you have any questions regarding this filing.

Please acknowledge acceptance of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Raphael M. Russo

cc: Andre Pfanner, Esq., Swiss Reinsurance Company
      Mark S. Bergman, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, LLP

Disclosure notification in accordance with Article 20 of the Swiss Stock Exchange Act

Swiss Reinsurance Company (Swiss Re), Mythenquai 50/60, 8022 Zurich, announces that, on 14 September 2005, The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA., USA (Capital Group), held, through a number of its Group companies listed below, in the capacity of investment manager for mutual funds and clients 16,227,618 registered shares of Swiss Re. Capital Group thereby has a voting right of 5.04% of Swiss Re which can be exercised autonomously of the beneficial owners.

Group companies:
Capital Research and Management Company, 333 South Hope Street, Los Angeles, CA., USA
Capital Guardian Trust Company, 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA
Capital International Limited, 25 Bedford St., London, England
Capital International Inc., 11100 Santa Monica Blvd 15th Fl., Los Angeles, CA., USA
Capital International S.A., 3 Place des Bergues, 1201 Geneva, Switzerland

Contact:
Investor Relations, tel. +41 43 285 4444
Group Media Relations, tel. +41 43 285 7171

Zurich/Switzerland, 19 September 2005
Swiss Reinsurance Company

